UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Elephant Talk Communications Corp.

Full name of registrant:

Former name if applicable:

100 Park Avenue

Address of principal executive office (Street and number):

New York, New York 10017

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Elephant Talk Communications Corp. (the “Company”) was unable to file its Quarterly Report on Form 10-Q (“Form 10-Q”) for the period ended June 30, 2016 on a timely basis because the Company required additional time to work internally with its staff and externally with its outside auditors to prepare and finalize the Form 10-Q. The Company anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert H. Turner	(212)	984-1096
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    We anticipate a significant change in results of operations which will be reflected by the earnings statements in our Form 10-Q from the corresponding period for the last fiscal year. The decrease in 2016 for both the quarter and six months year-to-date is primarily attributable to the loss of our customer contract with Gruop Iusacell S.A. (“Iusacell”), including the full release of deferred revenue of $11.6 million in 2015 as well as compensation paid by Iusacell in June 2015 for the termination of the contract (excluding depreciation and amortization).

The termination of the relationship with Iusacell resulted in a settlement agreement on June 12, 2015, which provided us with net proceeds of $12.6 million. As required, on June, 22, 2015, we repaid Atalaya/Corbin $10.1 million from the $12.6 million Iusacell settlement. On July 14, 2015, the Atalaya/Corbin credit agreement was amended to provide us with additional net proceeds of $4.2 million. At December 31, 2015, we owed Atalaya/Corbin $6.5 million.

ELEPHANT TALK COMMUNICATIONS CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2016	By	/s/ Robert H. Turner
Robert H. Turner
Executive Chairman

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).